UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

JAVELIN MORTGAGE INVESTMENT CORP.
(Name of Subject Company (Issuer))

JMI ACQUISITION CORPORATION
ARMOUR RESIDENTIAL REIT, INC.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.001
(Title of Class of Securities)

47200B104
(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer

ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963

Tel: (772) 617-4340

Fax: (561) 348-2408

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Bradley D. Houser, Esq.

Christina C. Russo, Esq.

Akerman LLP

Three Brickell City Centre

98 Southeast Seventh Street

Miami, Florida 33131

Tel: (305) 374-5600
Fax: (305) 374-5095

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$85,558,842.11(1)	$8,615.78(2)(3)

(1)

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying 11,866,691 shares of common stock, par value $0.001 per share, of JAVELIN Mortgage Investment Corp. outstanding by the estimated tender offer price of $7.21 per share as of March 4, 2016. The calculation was made on the basis of the cash to be paid if all securities being sought are purchased and the offer expires on April 1, 2016.

(2)	Calculated in accordance with Rule 0-11, as modified by Fee Advisory Rate #1 for fiscal year 2016, issued August 2015, which is calculated by multiplying the Transaction Valuation by 0.0001007.
(3)	Previously paid in connection with the Schedule TO filed on March 7, 2016.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,615.78	Filing Party:	ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation.
Form or Registration No.:	TO.	Date Filed:	March 7, 2016.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.	☑	going-private transaction subject to Rule 13e-3.
☐	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 3 (the “Amendment No. 3”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement filed under cover of Schedule TO by ARMOUR Residential REIT, Inc. (“ARMOUR”), a Maryland corporation, and JMI Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of ARMOUR, with the Securities and Exchange Commission (the “SEC”) on March 7, 2016, as amended and supplemented by Amendment No. 1 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 10, 2016 and Amendment No. 2 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 15, 2016 (as amended from time to time, the “Schedule TO”). The Schedule TO relates to the offer (the “Tender Offer”) by Acquisition to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of JAVELIN Mortgage Investment Corp. (“JAVELIN” or the “Company”), a Maryland corporation, for a purchase price per share equal to 87% of the book value per share of the Common Stock, as of 5:00 P.M. New York City time on the date that is ten (10) business days prior to the expiration of the Tender Offer, which is currently anticipated to be March 18, 2016, in cash net to the seller, but subject to any required withholding taxes. The terms of the Tender Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase dated March 7, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Tender Offer), copies of which are attached as Exhibits (a)(1)(i) and (a)(1(ii), respectively, to the Schedule TO. All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Offer to Purchase.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to items in the Schedule TO and Schedule 13E-3.

This Amendment is being filed to amend and supplement Item 11 of the Schedule TO as reflected below.

This Amendment is being filed to amend and supplement Item 15 of the Schedule 13E-3 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby further amended and supplemented to include the information set forth in the Offer to Purchase under “The Tender Offer—Section 14. Legal Proceedings” which information, as amended below, is incorporated herein by reference. The Offer to Purchase is amended and supplemented by adding the following subsection after the last paragraph under the heading titled “The Tender Offer — Section 14. Legal Proceedings”:

Curley Action

On March 14, 2016, a putative class action lawsuit on behalf of a putative class of public Company stockholders, captioned Curley v. Javelin Mortgage Investment Corp., et al., Case No. 24C16001659, was filed in the Circuit Court for Baltimore City, Maryland (the “Curley Action”) against the Company, the Individual Defendants, ARMOUR, Acquisition and ACM.  The complaint generally alleges that the Individual Defendants breached fiduciary duties of care, loyalty, disclosure, good faith and fair dealing, claiming, among other things, that the Individual Defendants failed to take adequate measures to ensure that the interests of the Company’s stockholders are properly protected; failed to obtain a fair price for the Company’s stockholders; and failed to conduct a fair process and acquiesced to ARMOUR’s interests.  The complaint also alleges that ARMOUR, Acquisition and ACM aided and abetted the Individual Defendants’ alleged breaches of fiduciary duty.  Among other things, the complaint seeks an order declaring that the Curley Action is properly maintainable as a class action; declaring that the Merger Agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable; rescinding, to the extent already implemented, the Merger Agreement, and or setting the Merger Agreement aside, or awarding recissory and compensatory damages to the plaintiff and the putative class of public Company stockholders, including pre-judgment and post-judgment interest; directing the defendants to account to the plaintiff and the putative class of public Company stockholders for all damages allegedly suffered by them as a result of defendants’ alleged wrongful conduct; awarding the plaintiff the costs and disbursements, including reasonable attorneys’ and experts’ fees; and granting such other and further equitable relief as the Court may deem to be just and proper. ARMOUR, Acquisition and the other defendants believe the Curley Action lacks merit and intend to vigorously defend the action.

Rado Action

On March 15, 2016, a putative class action lawsuit on behalf of a putative class of public Company stockholders, captioned Rado, et al. v. Javelin Mortgage Investment Corp., et al., Case No. 24C16001684, was filed in the Circuit Court for Baltimore City, Maryland (the “Rado Action”) against the Company, the Individual Defendants, ARMOUR and Acquisition.  The complaint generally alleges that the Individual Defendants breached fiduciary duties of loyalty, good faith and independence, claiming, among other things, that the Individual Defendants failed to undertake an appropriate evaluation of the Company’s value as a merger/acquisition candidate and failed to actively evaluate the Transaction in an attempt to obtain the highest value reasonably available for the Company’s public stockholders.  The complaint also alleges that ARMOUR and Acquisition aided and abetted the Individual Defendants’ alleged breaches of fiduciary duty.  Among other things, the complaint seeks an order declaring that the Rado Action is properly maintainable as a class action and designating the plaintiffs as class representatives; preliminarily and permanently enjoining the Transactions, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for its stockholders; rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting the plaintiffs and the putative class of public Company stockholders damages; directing the defendants to account to the plaintiffs and the putative class of public Company stockholders for all damages allegedly suffered by them as a result of defendants’ alleged wrongful conduct; awarding the plaintiffs the costs and disbursements, including reasonable attorneys’ and experts’ fees; and granting such other and further equitable relief as the Court may deem to be just and proper.  ARMOUR, Acquisition and the other defendants believe the Rado Action lacks merit and intend to vigorously defend the action.

Heid Action

On March 16, 2016, a putative class action lawsuit on behalf of a putative class of public Company stockholders, captioned Heid v. Javelin Mortgage Investment Corp., et al., Case No. 24C16001706, was filed in the Circuit Court for Baltimore City, Maryland (the “Heid Action”) against the Company, the Individual Defendants, ARMOUR, Acquisition and ACM.  The complaint generally alleges that the Individual Defendants breached the fiduciary duties of good faith, fair dealing, loyalty, due care and full and candid disclosure, claiming, among other things, that the Individual Defendants failed to take steps to obtain the highest value available for the Company; failed to apprise themselves of the true value of the Company; failed to take steps necessary to comply with fiduciary duties, such as avoiding conflicts; and participated in self-dealing with respect to the Transactions.  The complaint also alleges that the ARMOUR and ACM aided and abetted the Individual Defendants’ alleged breaches of fiduciary duty.  Among other things, the complaint seeks an order declaring that the Heid Action is a class action and designating the plaintiff as class representative and its counsel as class counsel; enjoining the defendants and all those acting in concert with them from taking any steps to consummate the Transactions; directing the defendants, jointly and severally, to account to the plaintiff and the putative class of public Company stockholders for all damages allegedly suffered and to be suffered by them as a result of defendants’ alleged wrongful conduct if the Transactions are completed; in the event the Transactions are completed, rescinding the Transactions or ordering rescissory damages; awarding compensatory damages arising from the Transactions recoverable from the defendants, jointly and severally, in an amount to be determined, together with pre-judgment and post-judgment interest; awarding the plaintiff the costs and disbursements of the Heid Action, including a reasonable allowance for the fees and expenses of the plaintiff’s attorneys and experts fees; and granting such other and further equitable relief as may be just and proper.  ARMOUR, Acquisition and the other defendants believe the Heid Action lacks merit and intend to vigorously defend the action.

Item 13. Information Required by Schedule 13E-3.

Schedule 13E-3, Item 15. Additional Information.

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Section 14. Legal Proceedings” which information, as further amended above under Item 11—Additional Information, to Schedule TO, is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2016	JMI ACQUISITION CORPORATION

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer

ARMOUR RESIDENTIAL REIT, INC.

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer